Shareholder Meeting Results
(Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for                   Votes against                           Abstentions

103,364,706                    4,788,565                               4,232,029


All tabulations are rounded to the nearest whole number.